Exhibit 99.3

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Endeavour International Holdings B.V.

We have audited the accompanying consolidated balance sheets of Endeavour International Holdings B.V. and subsidiaries (the Company) as of December 31, 2014 and 2013, and the related consolidated statements of operations, stockholder’s equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Endeavour International Holdings B.V. and subsidiaries at December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company is a wholly owned subsidiary of Endeavour International Corporation. Endeavour International Corporation and certain of its subsidiaries filed for relief under Chapter 11 of Title 11 of the United States Bankruptcy Code on October 10, 2014. This condition raises substantial doubt about Endeavour International Corporation and subsidiaries’ ability to continue as a going concern. Because of the aforementioned conditions relating to Endeavour International Corporation and the uncertainties related to its emergence from bankruptcy, Endeavour International Corporation’s actions could have a substantial effect on the Company’s assets; therefore, there is also substantial doubt about whether the Company will continue as a going concern. The 2014 financial statements of the Company do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ Ernst & Young LLP

Houston, Texas

March 31, 2015

Endeavour International Holding B.V.

(Debtor-in-Possession)

Consolidated Balance Sheets

(Amounts in thousands)

	December 31,
	2014	2013
Assets
Current Assets:
Cash and cash equivalents	$49,795	$32,325
Restricted cash	—	128
Accounts receivable	33,080	63,211
Current receivables due from affiliates	104,085	45,990
Prepaid expenses and other current assets	45,358	59,724
Total Current Assets	232,318	201,378

Property and Equipment, Net (None and $295,083 not subject
to amortization at 2014 and 2013, respectively)	433,980	984,838
Goodwill	—	259,238
Restricted Cash, Long-Term Portion	100,241	—
Other Assets	60	6,648
Total Assets	$766,599	$1,452,102

See accompanying notes to consolidated financial statements.

Endeavour International Holding B.V.

(Debtor-in-Possession)

Consolidated Balance Sheets

(Amounts in thousands)

	December 31,
	2014	2013
Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable	$25,299	$36,819
Current payables due to affiliates	52,560	20,171
Current maturities of debt	432,181	—
Deferred revenue	14,157	20,965
Monetary Production Payment, current portion	—	74,167
Asset retirement obligations, current portion	40,505	48,795
Accrued expenses and other	9,147	9,005
Total Current Liabilities	573,849	209,922
Long-Term Debt	—	192,028
Note Payable due to Affiliates	500,000	500,000
Deferred Taxes	61,981	146,214
Monetary Production Payment, long-term portion	—	92,500
Other Liabilities	65,640	127,232
Total Liabilities Not Subject to Compromise	1,201,470	1,267,896
Total Liabilities Subject to Compromise	83,746	—
Total Liabilities	1,285,216	1,267,896

Commitments and Contingencies

Stockholders’ Equity:
Common stock; shares issued and outstanding – 180 and 180
at December 31, 2014 and 2013, respectively	25	25
Additional paid-in capital	219,033	219,041
Accumulated deficit	(737,675)	(34,860)
Total Stockholders’ Equity (Deficit)	(518,616)	184,206
Total Liabilities and Stockholders’ Equity	766,599	1,452,102

See accompanying notes to consolidated financial statements.

Endeavour International Holding B.V.

(Debtor-in-Possession)

Consolidated Statements of Operations

(Amounts in thousands)

	Year Ended December 31,
	2014	2013	2012
Revenues	$309,303	$329,296	$207,181

Cost of Operations:
Operating expenses	82,504	98,045	51,568
Depreciation, depletion and amortization	173,221	138,799	57,961
Impairment of oil and gas properties	405,159	—	—
Goodwill impairment loss	259,238	—	—
Insurance proceeds	(10,786)	—	—
General and administrative	14,413	8,858	8,569
Total Expenses	923,749	245,702	118,098
Income (Loss) From Operations	(614,446)	83,594	89,083

Other Income (Expense):
Derivatives:
Realized losses	(175)	—	—
Unrealized gains (losses)	5,703	(1,340)	5,846
Interest expense	(105,923)	(86,105)	(67,672)
Loss on early extinguishment of financing agreements	(34,297)	—	(21,661)
Reorganization items	(4,285)	—	—
Letter of credit fees	(8,492)	(33,425)	(21,903)
Other income (expense)	4,411	(7,170)	(4,308)
Total Other Expense	(143,058)	(128,040)	(109,698)

Loss Before Income Taxes	(757,504)	(44,446)	(20,615)

Petroleum Revenue Tax ("PRT") Expense	4,900	6,689	16,973
Corporate Tax Expense (Benefit)	(59,589)	(247)	4,252
Income Tax Expense (Benefit)	(54,689)	6,442	21,225

Net Loss	(702,815)	(50,888)	(41,840)

See accompanying notes to consolidated financial statements.

Endeavour International Holding B.V.

(Debtor-in-Possession)

Consolidated Statements of Cash Flows

(Amounts in thousands)

	Year Ended December 31,
	2014	2013	2012
Cash Flows from Operating Activities:
Net loss	$(702,815)	$(50,888)	$(41,840)
Adjustments to reconcile net loss to net
cash provided by operating activities:
Depreciation, depletion and amortization	173,221	138,799	57,961
Impairment of oil and gas properties	405,159	—	—
Goodwill impairment loss	259,238	—	—
Deferred tax benefit	(63,755)	(14,255)	(10,597)
Unrealized losses (gains) on derivatives	(5,703)	1,340	(5,846)
Amortization of loan costs and discount	15,174	14,533	7,266
Non-cash interest expense	5,739	20,040	8,239
Loss on early extinguishment of debt	22,708	—	21,661
Non-cash reorganization items	3,899	—	—
Other	(4,500)	3,344	14,909
Changes in operating assets and liabilities:
Increase in receivables	(25,583)	(19,854)	(25,814)
Decrease (increase) in other current assets	(9,758)	15,576	8,631
Decrease in liabilities	(23,331)	(24,395)	(21,617)
Net Cash Provided by Operating Activities	49,693	84,240	12,953

Cash Flows From Investing Activities:
Capital expenditures	(75,542)	(211,881)	(207,131)
Acquisitions, net of cash acquired	—	(2,852)	(236,482)
Proceeds from sales, net of cash	—	62	1,407
Proceeds from insurance settlement	15,120	—	—
Increase in restricted cash	(100,113)	—	(128)
Net Cash Used in Investing Activities	(160,535)	(214,671)	(442,334)

Cash Flows From Financing Activities:
Repayments of borrowings	(240,163)	—	(124,658)
Borrowings under debt agreement	554,326	—	500,000
Intercompany cash management	(19,184)	—	—
Proceeds from issuance of monetary production payments	—	175,000	—
Repayments of monetary production payments	(166,667)	(8,333)	—
Financing costs paid	—	(35,296)	(10,414)
Other financing	—	—	(7,248)
Net Cash Provided by Financing Activities	128,312	131,371	357,680

Net Increase (Decrease) in Cash and Cash Equivalents	17,470	940	(71,700)
Cash and Cash Equivalents, Beginning of Period	32,325	31,385	103,085

Cash and Cash Equivalents, End of Period	$49,795	$32,325	$31,385

See accompanying notes to consolidated financial statements.

Endeavour International Holding B.V.

(Debtor-in-Possession)

Consolidated Statement of Stockholder’s Equity

(Amounts in thousands)

		Additional	Retained	Total
	Common	Paid-In	Earnings	Stockholders'
	Stock	Capital	(Deficit)	Equity (Deficit)
Balance January 1, 2012	$25	$120,033	$50,871	$170,929

Net Loss	—	—	(34,843)	(34,843)
Balance December 31, 2012	$25	$120,033	$16,028	$136,086

Net Loss	—	—	(50,888)	(50,888)
Capital contribution from parent	—	99,008	—	99,008
Balance December 31, 2013	$25	$219,041	$(34,860)	$184,206

Net Loss	—	—	(702,815)	(702,815)
Other	—	(8)	—	(7)
Balance December 31, 2014	$25	$219,033	$(737,675)	$(518,616)

See accompanying notes to consolidated financial statements.

Endeavour International Holding B.V.

(Debtor-in-Possession)

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

Note 1 – General

Description of Business

Endeavour International Holding B.V. is an independent oil and gas company engaged in the exploration, development, production and acquisition of energy reserves in the U.K.  As used in these Notes to Consolidated Financial Statements, the terms “EIHBV”, the “Company”, “we”, “us”, “our” and similar terms refer to Endeavour International Holding B.V. and, unless the context indicates otherwise, its consolidated subsidiaries.  EIHBV was incorporated in The Netherlands in 2005 and is a wholly-owned subsidiary of Endeavour International Corporation (“EIC”).

EIC Bankruptcy Cases

On September 2, 2014, EIC announced that it had decided not to pay approximately $33.5 million in interest due on September 2, 2014 on its 12% First Priority Notes due March 2018, 12% Second Priority Notes due June 2018 and 6.5% Convertible Senior Notes due November 2017 (collectively, the “Notes”).  It engaged in discussions with representatives of certain holders of its various classes of indebtedness regarding the potential terms under which the Notes could be restructured in order to deleverage its balance sheet.

On October 10, 2014 (the “Petition Date”), EIC and certain of its wholly owned subsidiaries (collectively, the “Debtors”) filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”).  The Chapter 11 cases are being jointly administered by the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) as Case No. 14-12308 (the “Bankruptcy Cases”).  EIC’s wholly owned subsidiaries included in the Bankruptcy Cases are:

•	Endeavour Operating Corporation (“EOC”);
•	Endeavour Colorado Corporation;
•	Endeavour Energy New Ventures Inc.;
•	END Management Company; and
•	Endeavour Energy Luxembourg S.à.r.l. (“EEL”)

EEL is our consolidated subsidiary (the “Debtor”).  None of the rest of our consolidated subsidiaries has filed under Chapter 11 of the Bankruptcy Code.

Endeavour International Holding B.V.

(Debtor-in-Possession)

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

Going Concern

Our accompanying consolidated financial statements were prepared assuming that we will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business for the twelve month period following the date of these consolidated financial statements.  However, as a result of the Bankruptcy Cases and other matters described herein, including the uncertainties related to confirmation of the RSA Plan (see Note 3 - Voluntary Reorganization under Chapter 11) and the anticipated breach of our leverage covenant under our Amended Term Loan Facility in or about the third quarter of 2015 (see Note 3 – Voluntary Reorganization Under Chapter 11 and Note 12 – Debt Obligations), there is substantial doubt about our ability to continue as a going concern.

EIC continues to have discussions with certain of its creditors and their advisors and the advisors to the Official Committee of Unsecured Creditors appointed by the Bankruptcy Court concerning the impact of such price declines on the RSA Plan and potential amendments thereto and to the RSA.  Additionally, EIC has and continues to engage in discussions with certain of its U.S. and U.K. creditors regarding the possibility of raising new capital to reduce the principal amount of outstanding indebtedness under the Amended Term Loan Facility in an amount adequate to avoid a potential default of the leverage covenant, refinancing all or a portion of the Amended Term Loan Facility, or obtaining a waiver or amendment from the lenders under the Amended Term Loan Facility prior to any default thereunder.

Our ability to continue as a going concern is dependent on many factors, including, among other things: (i) the cost, duration and outcome of the Bankruptcy Cases; (ii) our ability to maintain compliance with debt covenant requirements of the Amended Term Loan Facility; and (iii) our ability to achieve profitability following a restructuring.  The accompanying consolidated financial statements do not include any adjustments that might be necessary if our actions to address these factors are not successful.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.  In the opinion of management, all normal recurring adjustments considered necessary for a fair presentation have been included in these financial statements.  Certain amounts for prior periods have been reclassified to conform to the current presentation.

Endeavour International Holding B.V.

(Debtor-in-Possession)

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

These accounting principles require management to use estimates, judgments and assumptions that affect the amounts of assets, liabilities, revenues and expenses reported herein.  While management regularly reviews its estimates, actual results could differ from those estimates.

Management believes it is reasonably possible that the following material estimates affecting the financial statements could change in the coming year:

•	estimates of proved oil and gas reserves;
•	estimates as to the expected future cash flow from proved oil and gas properties;
•	estimates of future dismantlement and restoration costs;
•	estimates of fair values used in purchase accounting; and
•	estimates of the fair value of derivative instruments.

Our financial statements include allocations of general, administrative costs of EIC that are attributable to our operations and use of centralized general and administrative services.  Management believes the assumptions and allocations underlying the combined financial statements are reasonable.  However, these combined financial statements do not include all of the actual expenses that would have been incurred had we been a stand-alone entity during the periods presented and do not reflect our results of operations, financial position and cash flows had we been a stand-alone company during the periods presented.

Principles of Consolidation

The accompanying consolidated financial statements include all of the accounts of EIHBV and our consolidated subsidiaries.  All significant intercompany accounts and transactions have been eliminated.

Accounting for Reorganization

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP guidance on reorganization.  This guidance requires the following for the Debtor in the period following the filing of the bankruptcy petition and before emergence:

•	Disclose the effects of the application of U.S. GAAP guidance on reorganization on the consolidated financial statements.
•	Reclass unsecured or under-secured pre-petition liabilities to a separate line item Liabilities Subject to Compromise in the Consolidated Balance Sheets;
•

Segregate Reorganization Items (direct and incremental costs, such as professional fees, of being in bankruptcy) as a separate line item within Other Income (Expense) in the Consolidated Statements of Operations.

Endeavour International Holding B.V.

(Debtor-in-Possession)

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

•	Non-accrual of interest expense to the extent not paid during bankruptcy and not expected to be an allowable claim. However, unpaid contractual interest is calculated for disclosure purposes.
•	Evaluate actual or potential bankruptcy claims which are not already reflected as a liability on the balance sheet.
•	Adjust unamortized deferred financing costs and discounts associated with debt classified as Liabilities Subject to Compromise to reflect the expected amount of the probable allowed claim.
•	Disclose condensed combined financial information of the Debtors, as our consolidated financial statements include material subsidiaries that did not file for bankruptcy protection.
•	Disclose the status of the plan of reorganization and voting by the creditors.

Cash and Cash Equivalents

We consider all highly liquid instruments with an original maturity of 90 days or less at the time of purchase to be cash equivalents.

Restricted Cash

Restricted cash includes amounts held as collateral for lines of credit.

Inventories

Materials and supplies and oil inventories are valued at the lower of cost or market value (net realizable value).  Our inventories are stated on an average cost basis.

Full Cost Accounting for Oil and Gas Operations

Under the full cost method of accounting for oil and gas activities, all acquisition, exploration and development costs incurred for the purpose of finding oil and gas, are capitalized and accumulated in pools on a country-by-country basis.  Capitalized costs include the cost of drilling and equipping productive wells, such as the estimated costs of dismantling and abandoning these assets, dry hole costs, lease acquisition costs, seismic and other geological and geophysical costs, delay rentals, costs related to such activities, certain directly-related employee costs and a portion of interest expense.   Employee costs associated with production and other operating activities and general corporate activities are expensed in the period incurred.

Capitalized costs are limited on a country-by-country basis (the ceiling test).  Under the ceiling test, if the capitalized cost of the full cost pool, net of deferred taxes, exceeds the ceiling limitation, the excess is charged as an impairment expense.

Endeavour International Holding B.V.

(Debtor-in-Possession)

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

The ceiling test limitation is calculated as the present value, discounted at 10%, of:

•	the future net cash flows related to estimated production of proved reserves, utilizing the average, first-day-of-the-month price for commodities;
•	the effect of derivative instruments that qualify as cash flow hedges;
•	the lower of cost or estimated fair value of unproved properties; and
•	the expected income tax effects of the above items.

We utilize a single cost center for each country where we have operations for amortization purposes.  Any sales or other conveyances of properties are treated as adjustments to the cost of oil and gas properties with no gain or loss recognized unless the operations are suspended in the entire cost center or the conveyance is significant in nature.  Proved properties are amortized on a country-by-country basis using the units of production method (“UOP”).  The amortization base in the UOP calculation includes the sum of proved property, net of accumulated DD&A, estimated future development costs (future costs to access and develop proved reserves), and asset retirement costs, less related salvage value.

Unproved property costs include the costs associated with unevaluated properties and properties under development and are not initially included in the full cost amortization base (where proved reserves exist) until the project is evaluated.  These costs include unproved leasehold acreage, seismic data, wells and production facilities in progress and wells pending determination, together with interest costs capitalized for these projects. Seismic data costs are associated with specific unevaluated properties where the seismic data is acquired for the purpose of evaluating acreage or trends covered by a leasehold interest owned by us.

Significant unproved properties are assessed periodically for possible impairment or reduction in value.  If a reduction in value has occurred, these property costs are considered impaired and are transferred to the related full cost pool.  Geological and geophysical costs included in unproved properties are transferred to the full cost amortization base along with the associated leasehold costs on a specific project basis. Costs associated with wells in progress and wells pending determination are transferred to the amortization base once a determination is made whether or not proved reserves can be assigned to the property.  Costs of dry holes are transferred to the amortization base immediately upon determination that the well is unsuccessful.  Unproved properties whose acquisition costs are not individually significant are aggregated and the portion of such costs estimated to be ultimately nonproductive, based on experience, are amortized to the full cost pool over an average holding period.

In countries where the existence of proved reserves has not yet been determined, unevaluated property costs remain capitalized in unproved property cost centers until proved reserves have been established, exploration activities cease or impairment and reduction in value occurs.  If exploration activities result in the establishment of a proved reserve base, amounts in the unproved property cost center are reclassified as proved properties and become subject to

Endeavour International Holding B.V.

(Debtor-in-Possession)

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

amortization and the application of the ceiling test.  When it is determined that the value of unproved property costs have been permanently diminished (in part or in whole) based on the impairment evaluation and future exploration plans, the unproved property cost centers related to the area of interest are impaired, and accumulated costs charged against earnings.

Other Property and Equipment

Other oil and gas assets, computer equipment and furniture and fixtures are recorded at cost, less accumulated depreciation.  The assets are depreciated using the straight-line method over their estimated useful lives of two to five years.

Capitalized Interest

We capitalize interest on expenditures for significant exploration and development projects while activities are in progress to bring the assets to their intended use.  Capitalized interest is calculated by multiplying our weighted-average interest rate on debt by the amount of qualifying costs and is limited to gross interest expense.  We have ceased capitalizing interest related to our debt subject to the Bankruptcy Cases.

Business Combinations

Assets and liabilities acquired through a business combination are recorded at estimated fair value.  We use all available information to make these fair value determinations, including information commonly considered by our engineers in valuing individual oil and gas properties and sales prices for similar assets.  Estimated deferred taxes are based on available information concerning the tax basis of the acquired company’s assets and liabilities and carryforwards at the merger date.

Any excess of the acquisition cost of the acquired business over the fair value amounts assigned to assets and liabilities is recorded as goodwill.  The amount of goodwill recorded in any particular business combination can vary significantly depending upon the fair values attributed to assets acquired and liabilities assumed relative to the total acquisition cost.

Goodwill and Intangible Assets

We assess the carrying amount of goodwill and other indefinite-lived intangible assets by testing the asset for impairment annually at year-end, or more frequently if events or changes in circumstances indicate that the asset might be impaired.  The impairment test requires allocating goodwill and all other assets and liabilities to reporting units.  The fair value of each reporting unit is determined and compared to the book value of the reporting unit.  An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value.

Endeavour International Holding B.V.

(Debtor-in-Possession)

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

Dismantlement, Restoration and Environmental Costs

We recognize liabilities for asset retirement obligations associated with tangible long-lived assets, such as producing well sites, offshore production platforms, and natural gas processing plants, with a corresponding increase in the related long-lived asset.  The asset retirement cost is depreciated along with the property and equipment in the full cost pool.  The asset retirement obligation is recorded at fair value and accretion expense, recognized over the life of the property, increases the liability to its expected settlement value.  If the fair value of the estimated asset retirement obligation changes, an adjustment is recorded for both the asset retirement obligation and the asset retirement cost.

We utilize EIC’s credit adjustment to the risk-free interest rate in determining the fair value of our estimated asset retirement obligation as EIC could also be held responsible for satisfying the obligation.

Revenue Recognition

We use the entitlements method to account for sales of gas production.  We may receive more or less than our entitled share of production.  Under the entitlements method, if we receive more than our entitled share of production, the imbalance is treated as a liability at the market price at the time the imbalance occurred.  If we receive less than our entitled share, the imbalance is recorded as an asset at the lower of the current market price or the market price at the time the imbalance occurred.  Oil revenues are recognized when production is sold to a purchaser at a fixed or determinable price, when delivery has occurred, title has transferred and collectability of the revenue is probable.

Significant Customers

Our sales in the U.K. are to a limited number of customers.  For the year ended December 31, 2014, our sales to Shell U.K. Limited accounted for more than 10% of revenue.

Derivative Instruments and Hedging Activities

From time to time, we may utilize derivative financial instruments to hedge cash flows from operations or to hedge the fair value of financial instruments.  We also have embedded derivatives related to our debt instruments.

We may use derivative financial instruments with respect to a portion of our oil and gas production or a portion of our variable rate debt to achieve a more predictable cash flow by reducing our exposure to price fluctuations.  These transactions are likely to be swaps, collars or

Endeavour International Holding B.V.

(Debtor-in-Possession)

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

options and to be entered into with major financial institutions or commodities trading institutions.  Derivative financial instruments are intended to:

•	reduce our exposure to declines in the market prices of crude oil and natural gas that we produce and sell,
•	reduce our exposure to increases in interest rates, and
•	manage cash flows in support of our annual capital expenditure budget.

We record all derivatives at fair market value in our Consolidated Balance Sheets at the end of each period.  The accounting for the fair market value, and the changes from period to period, depends on the intended use of the derivative and the resulting designation.  This evaluation is determined at each derivative’s inception and begins with the decision to account for the derivative as a hedge, if applicable.  The accounting for changes in the fair value of a derivative instrument that is not accounted for as a hedge is included in other (income) expense as an unrealized gain or loss.  At December 31, 2014 and 2013,  we had no outstanding derivatives that were accounted for as a hedge.

Concentrations of Credit and Market Risk

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash deposits at financial institutions.  At various times during the year, we may exceed the federally insured limits.  To mitigate this risk, we place our cash deposits only with high credit quality institutions.  Management believes the risk of loss is minimal.

As an independent oil and gas producer, our revenue, profitability and future rate of growth are substantially dependent upon prevailing prices for oil and gas, which are dependent upon numerous factors beyond our control, such as economic, political and regulatory developments and competition from other sources of energy.  The energy markets have historically been very volatile, and there can be no assurance that oil and gas prices will not be subject to wide fluctuations in the future.  A substantial or extended decline in oil and gas prices could have a material adverse effect on our financial position, results of operations, cash flows and our access to capital and on the quantities of oil and gas reserves that may be economically produced.

Foreign Currency Translation

The U.S. dollar is the functional currency for all of our existing operations, as a majority of all revenue and financing transactions in these operations are denominated in U.S. dollars.  For operations with the U.S. dollar as the functional currency, monetary assets and liabilities are remeasured into U.S. dollars at the exchange rate on the balance sheet date.  Nonmonetary assets and liabilities are translated into U.S. dollars at historical exchange rates.  Income and expense items are translated at exchange rates prevailing during each period.  Adjustments are recognized currently as a component of foreign currency gain or loss and deferred income taxes.  To the

Endeavour International Holding B.V.

(Debtor-in-Possession)

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

extent that business transactions are not denominated in U.S. dollars, we are exposed to foreign currency exchange rate risk.

Income Taxes

We use the liability method of accounting for income taxes under which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of, or all of, the deferred tax assets will not be realized.

Share-Based Payments

EIC grants restricted stock and stock options of its stock to our employees and directors as incentive compensation.  We recognize all share-based payments to employees, including grants of employee stock options, based on their fair values.  The share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as general and administrative expense over the employee’s requisite service period (generally the vesting period of the equity award).

Recent Accounting Pronouncements

In May 2014, the FASB issued a new standard on revenue recognition.  The new revenue recognition standard provides a five-step analysis of transactions to determine when and how revenue is recognized.  The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.  The new standard is effective for annual periods beginning after December 31, 2016 and can be adopted either retrospectively to each reporting period or retrospectively with a cumulative-effect adjustment as of the date of adoption.  We are currently evaluating the effect that adopting this guidance will have on our financial position, results of operations or cash flows.

In August 2014, the FASB also issued a new going concern standard which codifies management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures.  The new standard is effective for interim and annual periods beginning on or after December 15, 2016 and

Endeavour International Holding B.V.

(Debtor-in-Possession)

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

early adoption is permitted.  We do not expect the adoption of this guidance to have a material impact on our financial position or results of operations.

Note 3 - Voluntary Reorganization under Chapter 11

Unanticipated events outside of EIC’s control forced it over the last three years to borrow funds at a high cost of capital and divert cash from our businesses to satisfy ongoing obligations.  During 2012 to 2014, the Company was heavily involved in the development of the oil and gas fields Bacchus and Rochelle, and also experienced less-than-expected operating performance at the Alba field.  These events, combined with unfavorable changes in the economic and political climate for the oil and gas industry, natural disasters, volatile commodity prices and unexpected delays in new oil and gas production due to operating difficulties in the U.K. North Sea all contributed to our thin liquidity and the swift increase of our debt.

EIC’s management has spent over a year exploring restructuring alternatives.  EIC conducted a strategic review, implemented cost-cutting initiatives, restructured its organization, explored the potential sale of some or all of our assets to a third-party and attempted to negotiate an out-of-court restructuring with our creditors.  None of these options materialized as a remedy capable of addressing the breadth of its financial troubles.

In late June 2014, EIC and its advisors began to engage with its major creditors in an attempt to arrive at a restructuring transaction that would significantly deleverage EIC and reduce its debt obligations.  Discussions continued for months, but the parties failed to reach agreement on several key issues that would serves as a foundation of a restructuring transaction.

On September 2, 2014, EIC announced that it had decided not to pay approximately $33.5 million in interest due on September 2, 2014 on its 12% First Priority Notes due March 2018 (“First Priority Notes”), 12% Second Priority Notes due June 2018 (“Second Priority Notes”) and 6.5% Convertible Senior Notes due November 2017 (“6.5% Convertible Senior Notes”).  Under the term of the indentures for the First Priority Notes, Second Priority Notes and 6.5% Convertible Senior Notes, there was a 30-day grace period during which EIC could elect to make the interest payment and cure any potential event of default for non-payment.

On September 30, 2014, EIC entered into forbearance agreements (the “Forbearance Agreements”) with holders of a majority of its debt as to which the interest payment was not made.  Under the terms of the Forbearance Agreements, the holders agreed to forbear from exercising remedies against EIC arising from the failure by EIC to pay (following the passing of the 30-day grace period that ended on October 1, 2014) the September 2, 2014 interest payments due.  The forbearance period, initially scheduled to expire on October 7, 2014, was subsequently extended to October 10, 2014.

Endeavour International Holding B.V.

(Debtor-in-Possession)

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

On October 10, 2014, EIC announced that it reached agreements with holders of more than two-thirds of its First Priority Notes, Second Priority Notes and 7.5% Convertible Bonds (see Note 12 – Debt Obligations) and its 6.5% Convertible Senior Notes and 5.5% Convertible Senior Notes (see Note 12 – Debt Obligations and collectively, “Consenting Debt Holders”), in the form of a consensual Restructuring Support Agreement (“RSA”) that, if implemented as proposed, would significantly reduce EIC’s outstanding debt.  The RSA contemplated that the recapitalization of the Debtors would occur pursuant to a pre-arranged plan of reorganization.  On the Petition Date, the Debtors filed voluntary petitions under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court.  The Chapter 11 cases are being jointly administered by the Bankruptcy Court as Case No. 14-12308 (the “Bankruptcy Cases”).

Since the Petition Date, the Debtors have operated their business as “debtors-in-possession" pursuant to Sections 1107(a) and 1108 of the Bankruptcy Code, which will allow them to continue operations and carry on the business in the ordinary course of business during the reorganization proceedings.  Each Debtor will remain in possession of its assets and properties, and its business and affairs will continue to be managed by its directors and officers, subject in each case to the supervision of the Bankruptcy Court.

None of our subsidiaries incorporated in the U.K. has filed under Chapter 11.  Such non-filing subsidiaries are referred to herein as “non-Debtors.”

On November 17, 2014, the Debtors filed with the Bankruptcy Court a plan of reorganization (the “RSA Plan”) and related disclosure statement (the “Disclosure Statement”) to implement the terms of the RSA.  The RSA Plan, if implemented as proposed, would significantly reduce the Debtors’ outstanding debt and recapitalize the Debtors.

The RSA provides for milestones for consummation and implementation of the consensual restructuring including:

•

confirmation of the restructuring plan no later than 170 days after the Petition Date (or Friday, March 27, 2015 as calculated under the Federal Rules of Bankruptcy Procedure or the “Bankruptcy Rules”); and

•	consummation of the confirmed plan no later than 200 days after the Petition Date (or Tuesday, April 28, 2015, as calculated under the Bankruptcy Rules).

The RSA Plan provides that EIC’s existing debt and accrued interest will be reduced by approximately $568 million, including the cancellation of all of the Company’s First Priority Notes, Second Priority Notes, 7.5% Convertible Bonds, 5.5% Convertible Senior Notes and 6.5% Convertible Senior Notes.  As consideration for such cancellation, the reorganized parent company would issue:

•	$262.5 million of new notes to the holders of its First Priority Notes;

Endeavour International Holding B.V.

(Debtor-in-Possession)

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

•	an aggregate of approximately $237.5 million of new convertible preferred shares to holders of its First Priority Notes and Second Priority Notes; and
•	new common shares to holders of its Second Priority Notes, 6.5% Convertible Senior Notes, 7.5% Convertible Bonds and 5.5% Convertible Senior Notes.

All of EIC’s existing equity securities, including its shares of common stock would be cancelled without receiving any distribution.

On the Petition Date, EIC sought, and thereafter obtained, authority to take a broad range of actions, including, among others, authority to pay royalty interests and joint interest billings, certain employee obligations and pre-Petition contractor claims and taxes.  Additionally, other orders were obtained, including adequate assurance of payment to utility companies as well as continued use of cash management systems.

Notice of Adjournment

As a result of the recent decline in oil and gas prices and the implications on our liquidity and results of operations, EIC has had discussions with certain of its creditors and/or their advisors.  Following these discussions, on February 3, 2015, EIC filed a Notice of Adjournment of Confirmation Hearing with the Bankruptcy Court.  That notice discloses the delay of the Bankruptcy Court’s review and confirmation hearing regarding the RSA Plan.  A new date for the confirmation hearing has not yet been determined.  Subsequent to filing the notice, EIC continued to have discussions with certain of its creditors and their advisors and the advisors to the Official Committee of Unsecured Creditors appointed by the Bankruptcy Court concerning the impact of such price declines on the RSA Plan and potential amendments thereto and to the RSA.

EIC has determined that as a result of this decline in commodity prices, the RSA Plan is not feasible and, accordingly, EIC will not continue to seek its confirmation.  If oil and gas prices remain at their depressed levels, we currently anticipate a breach of our leverage covenant under our Amended Term Loan Facility in or about the third quarter of 2015, which will result in a default under the terms of the Amended Term Loan Facility and a liquidity shortfall at the end of the fourth quarter of 2015.

EIC has and continues to engage in discussions with certain of its U.S. and U.K. creditors regarding the possibility of raising new capital to reduce the principal amount of outstanding indebtedness under the Amended Term Loan Facility in an amount adequate to avoid a potential default of the leverage covenant, refinancing all or a portion of the Amended Term Loan Facility, or obtaining a waiver or amendment from the lenders under the Amended Term Loan Facility prior to any default thereunder, or other agreed terms to sustain a restructuring and avoid default.

Endeavour International Holding B.V.

(Debtor-in-Possession)

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

There can be no assurance that a reduction, refinancing, waiver or amendment of the Amended Term Loan Facility could be accomplished.  If EIC is not able to reach a satisfactory agreement with certain of its U.S. and U.K. creditors and is unable to refinance the Amended Term Loan Facility, which is not possible without financial support from certain of its U.S. or U.K. creditors, we may be compelled, either voluntarily or involuntarily, into liquidation of our U.K. operations through a proceeding in the U.K., in addition to any Chapter 11 or Chapter 7 liquidation proceeding in the U.S.

Note 4 – Debtor Condensed Financial Statements

Condensed financial statements of the Debtor are set forth below.  The Debtor’s condensed financial statements exclude the financial statements of the non-Debtors and include receivables from related non-Debtors and payables to related non-Debtors.  Actual settlement of these related party receivables and payables is, by historical practice, made on a net basis or through an equity contribution.

Condensed Balance Sheet
As of December 31, 2014

Assets:
Current Assets	$12
Intercompany Loan Receivable (1)	83,801
Total Assets	$83,813

Liabilities Not Subject to Compromise:
Accrued expenses and other	$249
Intercompany payables (1)	3,254
Liabilities Subject to Compromise (2)	83,746
Stockholders’ Deficit	(3,436)
Total Liabilities and Stockholders’ Deficit	$83,813
(1)

It is expected that upon consummation of the Bankruptcy Cases, the Intercompany Loan Receivable and Intercompany payables will be offset and settled through equity contributions.  No allowances for intercompany receivables from the Debtor have been recorded in the consolidated financial statements.

(2)	See Note 5 – Liabilities Subject to Compromise

Endeavour International Holding B.V.

(Debtor-in-Possession)

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

Condensed Statement of Operations
For the Year Ended December 31, 2014

Interest Income	$5,556
Cost of Operations	103
Income from Operations	5,453

Other Income (Expense):
Interest expense	(6,633)
Unrealized gain on derivative instruments	5,710
Reorganization items (3)	(4,002)
Other expense	6
Total Other Expense	(4,919)

Income Tax Expense	21

Net Income	513
(3)	See Note 5 – Liabilities Subject to Compromise for additional discussion of Reorganization items.

Condensed Cash Flow
For the Year Ended December 31, 2014

Net cash provided by (used in):
Operating	$5,548
Investing	—
Financing	(5,556)
Net decrease in cash and cash equivalents	(8)

Cash and Cash Equivalents, Beginning of Period	19

Cash and Cash Equivalents, End of Period	$11

Endeavour International Holding B.V.

(Debtor-in-Possession)

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

Note 5  –  Liabilities Subject to Compromise

Liabilities Subject to Compromise

Liabilities Subject to Compromise represents liabilities incurred prior to the Petition Date which may be affected by the Chapter 11 process.  These amounts represent the Debtors’ allowed claims and their best estimate of claims expected to be allowed which will be resolved as part of the bankruptcy proceedings.

Liabilities Subject to Compromise balance consisted entirely of the 7.5% Convertible Bonds as of December 31, 2014.

Interest Expense

The Debtor has discontinued recording interest on unsecured or under secured liabilities subject to compromise.  Contractual interest on liabilities subject to compromise not reflected in the Condensed Combined Statement of Operations was approximately $1.9 million, representing interest expense related to the 7.5% Convertible Bonds from the Petition Date through December 31, 2014.

Reorganization Items

Reorganization items represent the direct and incremental costs of being in bankruptcy, such as professional fees, pre-petition liability claim adjustments and losses related to terminated contracts that are probable and can be estimated.

Reorganization items consist of the following for the year ended December 31, 2014:

Professional fees	$103
Debt Issue Costs	3,899
Total Reorganization Items	$4,002

Endeavour International Holding B.V.

(Debtor-in-Possession)

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

Note 6 – Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	December 31,
	2014	2013
Prepaid well and drilling costs	$4,028	$—
Prepaid insurance	3,631	3,656
Inventory	9,927	5,117
Deferred tax asset	16,014	26,583
Deferred financing costs	9,186	23,642
Other	2,572	726
	$45,358	$59,724

The entirety of the unamortized deferred financing costs at December 31, 2014 relates to the Amended Term Loan Facility.  See Note 12 – Debt Obligations.

Note 7 – Property and Equipment

Property and equipment included the following:

	December 31,
	2014	2013
Oil and gas properties under the full cost method:
Subject to amortization	$935,557	$1,043,927
Not subject to amortization:
Incurred in 2014	—	45,461
Incurred in 2013	—	112,251
Incurred in 2012	—	87,918
Incurred prior to 2012	—	49,453
	935,557	1,339,010
Computers, furniture and fixtures	5,506	5,506
Total property and equipment	941,063	1,344,516
Accumulated depreciation, depletion and amortization	(507,083)	(359,678)
Net property and equipment	$433,980	$984,838

Endeavour International Holding B.V.

(Debtor-in-Possession)

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

As of December 31, 2014 and 2013, our properties not subject to amortization were none and $295.1 million, respectively.  During the fourth quarter of 2014, we transferred approximately $315.7 million in oil and gas properties from properties not subject to amortization to properties subject to amortization which reflects the uncertainty that the Bankruptcy Cases have on our ability to develop unproved properties.

In 2014 we recorded $405.2 million in impairment of oil and gas properties, pre-tax, through the application of the full cost ceiling test.  The primary reasons for the 2014 impairment were:

•

the transfer of $315.7 million in oil and gas properties from properties not subject to amortization to properties subject to amortization during the fourth quarter of 2014 which reflects the uncertainty that the Bankruptcy Cases have on our ability to develop unproved properties;

•

a decrease in our proved reserves from 21.6 mmboe at December 31, 2013 to 10.0 mmboe at December 31, 2014 which is primarily attributable to our reclassification of all proved undeveloped (“PUD”) oil and gas reserves to probable oil and gas reserves.

The decision to transfer these PUD reserves was based on uncertainties that exist around the financing required to fund our participation in the development of these PUD reserves within five years of initial booking due to our filing of Chapter 11 under the Bankruptcy Code and the potential consequences resulting from the anticipated breach of the leverage covenant under the Amended Term Loan Facility.

We recorded no impairments of oil and gas properties in 2013 or 2012.

During 2014,  2013 and 2012, we capitalized $6.1 million, $6.8 million and $11.7 million, respectively, in certain directly related employee costs.  During 2014,  2013 and 2012, we capitalized $7.5 million, $21.0 million and $24.2 million, respectively, in interest.  All of these costs have been transferred to the amortization base as of December 31, 2014.

Insurance Settlements

During 2014, we received $13 million in interim insurance proceeds related to our insurance claim for the loss of production income and property damage resulting from the rupture of the Alba water injection pipeline.  The portion of the proceeds attributable to loss of production income was $10.8 million and the portion attributable to property damage was $2.2 million.  In addition, we received a $12.6 million insurance settlement regarding the loss, plug and abandonment and replacement of the E1Y well for Rochelle.

Endeavour International Holding B.V.

(Debtor-in-Possession)

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

Note 8 –  Goodwill

In connection with several business acquisitions, we recorded goodwill for the excess of the purchase price over the value assigned to individual assets acquired and liabilities assumed.  All of our goodwill is attributable to a single reporting unit.

The carrying amount of goodwill is tested annually for impairment.  As a result of a number of factors which occurred during and subsequent to the third quarter of 2014, including the Debtors’ filing under Chapter 11 of the Bankruptcy Code, the entire amount of our goodwill, or $259.2 million, was charged to Goodwill impairment loss within cost of operations on our Consolidated Statements of Operations for the year ended December 31, 2014.

Changes to goodwill for the year ended December 31, 2014 and 2013 were as follows:

	December 31,
	2014	2013
Balance at beginning of year	$259,238	$262,764
Purchase price adjustment	—	(3,526)
Goodwill impairment	(259,238)	—
Balance at end of year	$—	$259,238

Fair value of the reporting unit was determined based on a combination of gross asset value, present value of future cash flows and comparison with comparable trading companies.

Note 9 – Other Assets

Other long-term assets consisted of the following at December 31:

	2014	2013
Deferred Financing Costs	$—	$6,586
Other	60	62
	$60	$6,648

Deferred financing costs related to debt obligations and the Monetary Production Payment were amortized over the life of the related obligation.      For the year ended December 31, 2014, all long-term deferred financing costs were written off.  See Note 12 – Debt Obligations for additional discussion.

Endeavour International Holding B.V.

(Debtor-in-Possession)

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

Note 10 – Accrued Expenses and Other Current Liabilities

We had the following accrued expenses and other current liabilities outstanding:

	December 31,
	2014	2013
Foreign taxes payable	$8,627	$2,875
Accrued interest	174	3,949
Accrued compensation	290	422
Other	56	1,759
	$9,147	$9,005

Note 11 – Deferred Revenue

For certain of our U.K. fields, we sell production on a monthly basis; however, the production remains in the field’s storage tanks.  The inventory associated with these sales remains on our balance sheet and the revenue is deferred until the production is shipped out of our storage tanks.

In 2013 and 2014, we entered into three separate forward sale agreements with one of our established purchasers for payments of approximately $22.5 million each.  This effectively hedged a portion of production from our U.K. North Sea assets by locking in pricing for in excess of 200,000 barrels of oil, over a six month delivery period for each forward sale transaction.  Payment for two of these agreements was received in the first and third quarters of 2013.  Payment for the 2014 transaction was received in the second quarter of this year.

The 2013 forward sale commitments were fulfilled in June 2013 and March 2014.  The 2014 forward sale commitment was fulfilled during the fourth quarter of 2014, however the purchaser has not taken possession of the product as of December 31, 2014.  Payments received related to the forward sale commitments are included in deferred revenue until the purchaser takes possession of the product.

At December 31, 2014, our deferred revenue was attributable to our fields as follows:

	Amount	Delivery Date
Alba	$12,338	Estimated for 1st Quarter 2015
Rochelle	1,819	Estimated for 1st Quarter 2015
Total	$14,157

Endeavour International Holding B.V.

(Debtor-in-Possession)

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

Note  12 – Debt Obligations

Our debt consisted of the following at December 31:

	2014	2013
Convertible bonds, 11.5% until March 31, 2014 and 7.5% thereafter, due 2016 (1)	$83,746	$78,437
Amended term loan facility, variable rate, due 2017	440,000	—
Revolving credit facility, 13% fixed rate, due 2014	—	115,163
	440,000	115,163

Less: Debt Discount	(7,819)	(1,572)
Less: Liabilities Subject to Compromise	(83,746)
Less: Current Maturities	(432,181)	—
Long-term debt	$—	$192,028
(1)	Debt balance as of December 31, 2014 is included within Liabilities Subject to Compromise in the Consolidated Balance Sheets.

Principal maturities of debt for which we are contractually obligated at December 31, 2014 are as follows:

2015	$—
2016	85,316
2017	440,000
2018	—
2019	—
Thereafter	—

Revolving Credit Facility

On April 12, 2012, we entered into a $100 million Revolving Credit Facility, with Cyan, as administrative agent, and borrowed $40 million, subsequently increased to $115 million.

On January 24, 2014, we repaid the balance outstanding under the Revolving Credit Facility with proceeds from the Term Loan Facility.  Following the repayment, the Revolving Credit Facility was terminated and all of the liens on the collateral securing our obligations were released.

Endeavour International Holding B.V.

(Debtor-in-Possession)

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

Term Loan Facility

On January 24, 2014, we entered into a $255 million agreement consisting of a $125 million senior secured first lien term loan facility (“Term Loan Facility”) and a $130 million Combined Procurement Agreement (see Note 23 – Commitments and Contingencies).  The Term Loan Facility bore quarterly interest of LIBOR plus 7.00% annually (provided LIBOR equals at least 1.25% annually).

The Term Loan Facility matured the earlier of:

(i)	December 1, 2017; or
(ii)	92 days prior to the maturity date of our outstanding 5.5% Convertible Senior Notes or our 7.5% Convertible Bonds, if still outstanding on that date.

The proceeds of the Term Loan Facility were used to repay the outstanding amounts under our Revolving Credit Facility.  The repayment included a prepayment fee and accrued interest of approximately $2.0 million.  Subsequent to the repayment, the Revolving Credit Facility was terminated, all of the associated liens on our collateral obligations were released, and we recorded a loss of $3.5 million on the early extinguishment of financing agreements.

On September 30, 2014, we repaid the balance outstanding under the Term Loan Facility with proceeds from the Amended Term Loan Facility.

Amended Term Loan Facility

On September 30, 2014, we and an affiliate, End Finco LLC (“Finco” and collectively, “Borrowers”), entered into an amended and restated credit agreement (the “Amended Credit Agreement”) in respect of our Term Loan Facility.  The Borrowers are non-Debtors, and as such, the Amended Credit Agreement is not subject to the RSA and related Bankruptcy Cases.

Pursuant to the Amended Credit Agreement, the lenders advanced approximately $440 million in aggregate principal amount of term loans to the Borrowers (“Amended Term Loan Facility”).  The proceeds were used to:

•	repay in full the balance outstanding under the existing Term Loan Facility;
•	repay in full the Monetary Production Payments (see Note 15 – Monetary Production Payment);
•	repay in full all reimbursement obligations outstanding with respect to the Combined Procurement Agreement (see Note 24);
•	provide cash collateral for the LC Issuance Agreement (see Note 23 – Commitments and Contingencies) and pay related expenses; and

Endeavour International Holding B.V.

(Debtor-in-Possession)

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

•	provide additional liquidity to the Company.

We deferred financing costs of $10.3 million related to the Amended Term Loan Facility.  The repayments of the Term Loan Facility, Monetary Production Payments and Combined Procurement Agreement included prepayment fees of approximately $3.3 million, $7.8 million and $2.4 million, respectively, and accrued interest of $2.6 million, $3.7 million and $1.9 million, respectively.

Subsequent to their repayment, the Term Loan Facility, Monetary Production Payments and Combined Procurement Agreement were terminated, and all of the associated liens on our collateral obligations were released.  As a result, we wrote off deferred financing costs of $7.3 million and $6.7 million related to the Term Loan Facility and Monetary Production Payments, respectively.  Additionally, we wrote off a debt discount of $1.9 million related to the Term Loan Facility and charged $1.9 million to loss on foreign currency exchange related to the Combined Procurement Agreement.  All charges related to prepayment fees and write off of deferred financing costs, debt discount and loss on foreign currency exchange are included in other income as “Loss on early extinguishment of financing agreements” in our Consolidated Statements of Operations.

The Amended Term Loan Facility bears interest quarterly at a rate of LIBOR plus 10.00% per year (with a LIBOR floor of 1% per year) and matures on January 2, 2017.  The loans under the Amended Term Loan Facility were issued with original issue discount of 2.0%.  Borrowings under the Amended Term Loan Facility are guaranteed by the Company and certain of its current and future subsidiaries, including our affiliates, EOC and Endeavour Energy UK Limited, subject to certain exceptions.  The Amended Term Loan Facility is secured by the same assets securing the Company’s Term Loan Facility other than cash and cash equivalents in the United States.

The Amended Credit Agreement contains covenants and provisions with respect to events of default that are substantially similar to the covenants in the Company’s Term Loan Facility including, but not limited to, restrictions on the Company’s and its subsidiaries’ abilities to: (i) pay distributions or repurchase or redeem the Company’s capital stock or subordinated debt; (ii) make certain investments; (iii) incur additional indebtedness; (iv) create or incur certain liens; (v) sell assets; (vi) consolidate, merge or transfer all or substantially all of the Company’s assets; (vii) enter into agreements that restrict distributions from the Company’s subsidiaries to the Company; (viii) engage in transactions with affiliates; and (ix) allow EIH or any of its subsidiaries to make dividends, payments or other distributions of any kind to the Debtors, other than pursuant to specific limited amounts and for specified purposes.

The Amended Credit Agreement contains customary events of default, subject to certain exceptions.  In particular, the following events do not constitute events of default under the Amended Credit Agreement: (a) payment defaults or other defaults to the Company’s existing

Endeavour International Holding B.V.

(Debtor-in-Possession)

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

notes or to certain intercompany indebtedness or (b) a bankruptcy filing by the Company or its domestic subsidiaries and one foreign subsidiary.

In addition, the Amended Credit Agreement contains various financial covenants as defined in the agreement, including:

•	a maximum leverage ratio of 2.75:1.00 beginning with the fiscal quarter ending December 31, 2014; and
•	a minimum asset coverage ratio of 1.0 to 1.0 as of June 30 and December 31 of each year.

If oil and gas prices remain at their depressed levels, we currently anticipate a breach of our leverage covenant under our Amended Term Loan Facility at or about the third quarter of 2015, which will result in a default under the terms of the Amended Term Loan Facility and a liquidity shortfall at the end of the fourth quarter of 2015.  Based on this determination, we have classified the outstanding balance of the Amended Term Loan Facility as a current liability in the line item “Current maturities of debt” in our Consolidated Balance Sheets as of December 31, 2014.

7.5% Convertible Bonds

Our 7.5% Convertible Bonds bore interest at a rate of 11.5% per annum until March 31, 2014, and at a rate of 7.5% thereafter.  Interest is compounded quarterly and added to the outstanding principal balance each quarter.  The bonds are convertible into shares of our common stock at an initial conversion price of $16.52 per $1,000 of principal, which represents a conversion rate of approximately 61 shares of our common stock per $1,000 of principal.

If we undergo a “change of control” as defined, the holders of the bonds have the right, subject to certain conditions, to redeem the bonds and accrued interest.  The bonds may become immediately due upon the occurrence of certain events of default, as defined.

Our embedded derivative is associated with the change in control feature of the 7.5% Convertible Bonds.  At December 31, 2014 and 2013, the combined fair market value of these derivatives was none and $5.7 million, respectively.  Based on our filing under Chapter 11 of the Bankruptcy Codes as discussed in Note 1 – General and the related probable cancellation of the 7.5% Convertible Bonds, we wrote off the entire amount of the embedded derivatives and recorded a gain of $6.2 million during the third quarter of 2014.

Fair Value

The fair value of our outstanding debt obligations was $471.5 million and $189.3 million at 2014 and 2013, respectively.  The fair values of long-term debt were determined based upon discounted cash flows,  which results in a Level 3 fair-value measurement.

Endeavour International Holding B.V.

(Debtor-in-Possession)

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

Note 13 – Income Taxes

The income (loss) before taxes and the components of the income tax expense (benefit) recognized on the Consolidated Statements of Operations are as follows:

	U.K.	Other	Total
Year Ended December 31, 2014:
Net loss before taxes	$(741,005)	$(16,499)	$(757,504)
Current PRT tax expense	9,172	-	9,172
Deferred PRT tax benefit	(4,272)	-	(4,272)
Current tax expense (benefit)	(127)	21	(106)
Deferred tax benefit	(59,483)	-	(59,483)
Total tax expense (benefit)	(54,710)	21	(54,689)
Net loss after taxes	$(686,295)	$(16,520)	$(702,815)
Year Ended December 31, 2013:
Net loss before taxes	$(35,273)	$(9,173)	$(44,446)
Current PRT tax expense	20,667	-	20,667
Deferred PRT tax benefit	(13,978)	-	(13,978)
Current tax expense	-	30	30
Deferred tax benefit	(277)	-	(277)
Total tax expense	6,412	30	6,442
Net loss after taxes	$(41,685)	$(9,203)	$(50,888)
Year Ended December 31, 2012:
Net income (loss) before taxes	$(22,959)	$2,344	$(20,615)
Current PRT tax expense	31,796	-	31,796
Deferred PRT tax benefit	(14,823)	-	(14,823)
Current tax expense	-	26	26
Deferred tax benefit	(4,361)	-	(4,361)
Deferred tax expense related
to U.K. tax rate change	8,587	-	8,587
Total tax expense	21,199	26	21,225
Net income (loss) after taxes	$(44,158)	$2,318	$(41,840)

Effective Tax Rate Reconciliation

The following table presents the principal reasons for the difference between our effective tax rates and The Netherlands statutory income tax rate of 20.0% in 2014 and 2013 and 25.5% in 2012.  The reason for the rate change in 2013 is that the first €200,000 of taxable income is

Endeavour International Holding B.V.

(Debtor-in-Possession)

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

subject to a tax rate of 20%.  The company does not expect to have taxable income in the future exceeding this threshold, it is appropriate that the 20% rate applies.

	Year Ended December 31,
	2014	2013	2012
The Netherlands tax benefit at statutory rate of 20%, 20%,
and 25.5% for 2014, 2013 and 2012, respectively	$(151,501)	$(8,889)	$(5,257)
Taxation of foreign operations	(74,193)	13,611	15,945
Change in valuation	82,610	17	15
U.K. tax increase from tax law change	-	-	8,587
Non deductible expenses	3,459	1,703	1,935
Goodwill impairment	51,848	-	-
Total Income Tax Expense (Benefit)	$(54,689)	$6,442	$21,225
Effective Income Tax Rate	7%	-14%	-103%

During 2014, 2013 and 2012, we incurred taxes primarily related to our UK operations.  During 2014, we had a loss before taxes of $741 million that included significant oil and gas property impairments (see Note 7 – Property and Equipment).  As a result, we realized a net deferred tax asset at December 31, 2014.  We recorded a valuation allowance on the net deferred tax asset as there was no assurance that we could generate sufficient taxable earnings to fully utilize all of the net deferred tax assets.

Deferred Tax Assets and Liabilities

Deferred income taxes result from the net tax effects of temporary timing differences between the carrying amounts of assets and liabilities reflected on the financial statements and the amounts recognized for income tax purposes.

Endeavour International Holding B.V.

(Debtor-in-Possession)

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities are as follows at December 31:

	2014	2013
Net deferred tax asset:
Deferred compensation	$367	$242
Asset retirement obligation	53,140	84,941
Net operating loss and capital loss carryforward	294,220	337,306
Embedded derivative	-	771
Inventory / other	800	2,185
Total deferred tax assets	348,527	425,445
Less valuation allowance	(82,975)	(364)
Total deferred tax assets after valuation allowance	265,552	425,081

Deferred tax liability:
Property, plant and equipment	(295,419)	(526,274)
Petroleum revenue tax, net of tax benefit	(16,100)	(17,967)
Debt discount	-	(471)
Total deferred tax liabilities	(311,519)	(544,712)
Net deferred tax liability	$(45,967)	$(119,631)

No deferred tax asset has been recognized for non-ring fence trading losses amounting to $38.3 million and $27.9 million for the years ended December 31, 2014 and 2013, respectively, as the future recovery of this deferred tax asset is not considered likely.

Tax Attributes

At December 31, 2014, we had the following tax attributes available to reduce future income taxes:

		As of December 31,
		2014		2013
	Types of Tax Attributes	Years of Expiration	Carry-forward Amount	Years of Expiration	Carry-forward Amount
U.K.
Corporate tax	NOL	Indefinite	$610,743	Indefinite	$638,467
Supplemental Corporate tax	NOL	Indefinite	346,828	Indefinite	455,318

Endeavour International Holding B.V.

(Debtor-in-Possession)

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

Valuation Allowances and Unrecognized Tax Benefits

Recognition of the benefits of the deferred tax assets requires that we generate future taxable income.  There can be no assurance that we will generate sufficient earnings to fully utilize the existing deferred tax assets.  Therefore, we established a valuation allowance for deferred tax assets of $185.5 million as of December 31, 2014.  No valuation allowance existed in prior years.

Uncertain Tax Positions

At December 31, 2013, we had an unrecognized tax benefit of $6.8 million relating to various U.K. tax matters.  That amount increased $0.7 million during the year.  However, the statute of limitations for assessing tax for this benefit expired at the end of 2014, thus allowing the full recognition of tax benefits.  The benefit was recorded as a reduction to tax expense.

For the years ended December 31, 2014, 2013 and 2012, no interest or penalty expense had been incurred.

The following represents a reconciliation of the change in our unrecognized tax benefits, for the years ended December 31, 2014 and 2013:

	Year Ended
	December 31,
	2014	2013
Balance at the beginning of the year	$6,820	$6,820
Decrease in unrecognized tax benefits from lapse in statute of limitations	(6,820)	-
Balance at the end of the year	$-	$6,820

The following tax years remain subject to examination:

Tax Jurisdiction
U.K.	2013-2014
All Others	2012-2014

Foreign Earnings and Credits

As of December 31, 2014, we had de minimus unremitted earnings in our foreign subsidiaries.

Endeavour International Holding B.V.

(Debtor-in-Possession)

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

Note 14 –Other Long-Term Liabilities

Other liabilities included the following:

	December 31,
	2014	2013
Asset retirement obligations	$65,638	$121,087
Other	2	6,145
Total Other Liabilities	$65,640	$127,232

Our asset retirement obligations relate to obligation of the plugging and abandonment of oil and gas properties.  The asset retirement obligation is recorded at fair value and accretion expense, recognized over the life of the property, increases the liability to its expected settlement value.  If the fair value of the estimated asset retirement obligation changes, an adjustment is recorded for both the asset retirement obligation and the asset retirement cost.  The following table provides a rollforward of the asset retirement obligations for the year ended December 31, 2014 and 2013:

	Year Ended
	December 31,
	2014	2013
Carrying amount of asset retirement obligations, as of beginning of period	$169,882	$175,575
Decrease due to revised estimates	(31,091)	(10,324)
Accretion expense (included in DD&A expense)	25,816	23,711
Impact of foreign currency exchange rate changes	(9,057)	3,205
Payment of asset retirement obligations	(49,407)	(27,634)
Liabilities incurred and assumed	—	5,349
Carrying amount of asset retirement obligations, as of end of year	106,143	169,882
Less: current portion of asset retirement obligations	(40,505)	(48,795)
Long-term asset retirement obligations	$65,638	$121,087

Endeavour International Holding B.V.

(Debtor-in-Possession)

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

Note 15 – Monetary Production Payment

Our monetary production payment liability, net of repayments, consisted of the following at December 31, 2014:

	Year Ended December 31,
	2014	2013
Monetary production payment	$—	$166,667
Less: current portion	—	74,167
Long-term monetary production payment	$—	$92,500

During 2013, we entered into various monetary production payment arrangements covering the proceeds of sale from a portion of entitlement to production from its interests in the certain fields located in the U.K. sector of the North Sea (collectively, the “Monetary Production Payment”).  Pursuant to the Monetary Production Payment, our obligations will cease upon the earlier of the repayment of amounts outstanding or production from the applicable licenses permanently ceasing.  We issued the Monetary Production Payment in the following manner:

•	In March through May 2013, a total of $125 million, with an implied cost of 10.0%, associated with production from our interests in the Alba and Bacchus fields.
•	In August 2013, $25 million, with an implied cost of 8.75%, associated with production from our interests in the Alba and Bacchus fields.
•	In December 2013, $25 million, with an implied cost of 9.75%, associated with production from our interests in the Rochelle field.

On September 30, 2014, we repaid the balance of the Monetary Production Payments outstanding with proceeds from the Amended Term Loan Facility.  Following the repayment, the Monetary Production Payments were terminated and all of the associated liens on the collateral securing our obligations were released (see Note 12 – Debt Obligations).

Note 16 –  Equity

Common Stock

The Common Stock is Euro 100 par value common stock and 900 shares are authorized.

Endeavour International Holding B.V.

(Debtor-in-Possession)

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

Note 17 – Stock-Based Compensation Arrangements

EIC grants restricted stock, stock options and performance-based share awards to our employees and directors as incentive compensation.  This stock-based compensation generally vests over three years and EIC bills us for its cost of the awards over the vesting schedule.  The vesting of these shares and options is dependent upon the continued service of the grantees with EIC.  Upon the occurrence of a change in control, each outstanding share of restricted stock and stock option will immediately vest.

Stock-based compensation is recorded in G&A expenses or capitalized G&A as follows:

	Year Ended
	December 31,
	2014	2013	2012
G&A Expenses	$113	$64	$229
Capitalized G&A	212	65	347
Total non-cash stock-based compensation	$325	$129	$576

Note 18 – Amounts due to/from Affiliates and Related Party Transactions

Our amounts due (to) from affiliates consisted of the following at December 31:

	2014	2013
Assets:
Current receivables due from affiliates	$104,085	$45,990

Liabilities:
Current payables due to affiliates	$52,560	$20,171
Note payable due to affiliates	500,000	500,000
	$552,560	$520,171

Current Receivables (Payables) due from (to) Affiliates

We record current receivables from and payables to our affiliates in the ordinary course of business.  The amounts payable to and receivable from our affiliates do not bear interest and have no set maturity date.

Endeavour International Holding B.V.

(Debtor-in-Possession)

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

Notes Payable due to Affiliates

We had a $250 million unsecured Revolving Loan Facility Agreement with EOC which matured on December 31, 2014.  Under the Revolving Loan Facility Agreement we were able to borrow up to the maximum principal amount of the facility and repay the loan at any time prior to its maturity,  subject to the approval of EOC.  At December 31, 2013, the Company owed $99 million to EOC pursuant to this loan.    In 2013 the parent contributed as capital the $99 million dollar balance in full to the Company.

On May 31, 2012, we entered into a $550 million unsecured Revolving Intercompany Loan Agreement with EOC (“EOC Intercompany Loan”) in conjunction with the repayment of the Senior Term Loan and the closing of the Alba field portion of the COP Acquisition.  We may borrow up to the maximum principal amount of the facility, at the discretion of EOC. At December 31, 2014 and 2013, we had $500 million outstanding under the facility.  We may drawdown one or more advances, subject to approval by EOC, and may repay any advance, in whole or in part, at any time prior to its maturity, December 31, 2017.  Interest is paid semi-annually at a rate consistent with EIC’s weighted average cost of funds, as determined by EOC.  This rate is determined on each semi-annual interest payment date.  As of December 31, 2014, the interest rate was 12% per annum.

Related Party Transactions

On January 1, 2014 we have entered into intercompany services agreements with EIC and EOC for their provision of various services supporting our business activities.  For the year ended December 31, 2014, we incurred $6.9 million of expense relates to these intercompany services agreements, which is included within General and Administrative expenses in our Consolidated Statements of Operations.

Note 19 – Supplemental Cash Flow Disclosures

Cash paid for interest and income taxes was as follows:

	Year Ended December 31,
	2014	2013	2012
Interest paid	$15,714	$21,036	$29,805

Income taxes paid (refunded), all related to PRT	$(21,519)	$57,132	$426

Reorganization items paid	$386	$—	$—

Endeavour International Holding B.V.

(Debtor-in-Possession)

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

Non-Cash Investing and Financing Transactions

In 2014,  2013 and 2012, we recorded $5.7 million, $20.0 million and $8.2 million, respectively, in non-cash interest expense that was added to the principal balance of the 11.5% Convertible Bonds and the Senior Term Loan.

Note 20 – Financial Instruments

	December 31, 2014		December 31, 2013
	Fair Value	Carrying Value	Fair Value	Carrying Value
Liabilities:
Debt	446,139	432,181	189,314	192,028
Derivative instruments	—	—	5,710	5,710

The carrying amounts reflected in the Consolidated Balance Sheets for cash and equivalents, short-term receivables and short-term payables approximate their fair value due to the short maturity of the instruments.  The fair values of commodity derivative instruments were determined based upon quotes obtained from brokers.  The fair values of long-term debt were determined based upon discounted cash flows.

Note 21 – Fair Value Measurements

We measure the fair value of financial assets and liabilities on a recurring basis, defining fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value is based on assumptions that market participants would use when pricing an asset or liability, including assumptions about risk and the risks inherent in valuation techniques and the inputs to valuations.  This includes not only the credit standing of counterparties involved and the impact of credit enhancements but also the impact of our own nonperformance risk on our liabilities.  Fair value measurements are classified and disclosed in one of the following categories:

Level  1:Fair value is based on actively-quoted market prices, if available.

Level  2:In the absence of actively-quoted market prices, we seek price information from external sources, including broker quotes and industry publications.  Substantially all of these inputs are observable in the marketplace during the entire term of the

Endeavour International Holding B.V.

(Debtor-in-Possession)

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

instrument, can be derived from observable data, or supported by observable levels at which transactions are executed in the marketplace.

Level  3:If valuations require inputs that are both significant to the fair value measurement and less observable from objective sources, we must estimate prices based on available historical and near-term future price information and certain statistical methods that reflect our market assumptions.

We apply fair value measurements to certain assets and liabilities including commodity derivative instruments and embedded derivatives relating to conversion and change in control features in certain of our debt instruments.  We seek to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement.

The following table summarizes the valuation of our  financial instrument by pricing levels as of December 31, 2014 and 2013:

	Quoted Market Prices	Significant Other	Significant
	in Active Markets -	Observable Inputs -	Unobservable Inputs -	Total
	Level 1	Level 2	Level 3	Fair Value
As of December 31, 2014:
Embedded derivative	$—	$—	$—	$—

Total derivative liability	$—	$—	$—	$—

As of December 31, 2013:
Embedded derivative	$—	$—	$(5,710)	$(5,710)

Total derivative liability	$—	$—	$(5,710)	$(5,710)

We use a derivative valuation model to derive the value of our embedded derivative features.  Key inputs into this valuation model are our current stock price, risk-free interest rates, the stock volatility and our implied credit spread. The first three aforementioned inputs are based on observable market data and are considered Level 2 inputs while the last aforementioned input is unobservable and thus require management’s judgment and are considered Level 3 inputs.  A 5% decrease or increase in the stock volatility would not impact the fair value at December 31, 2014.

Endeavour International Holding B.V.

(Debtor-in-Possession)

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

The following is a reconciliation of changes in fair value of net derivative assets and liabilities classified as Level 3:

	Year Ended
	December 31,
	2014	2013
Balance at beginning of period	$(5,710)	$(4,370)
Derivative issuance	175	—
Realized losses included in earnings	(175)	—
Unrealized gains (losses) included in earnings	5,710	(1,340)
Balance at end of period	$—	$(5,710)

Changes in unrealized gains (losses) relating to derivatives assets and liabilities
still held at the end of the period	$5,710	$(1,340)

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain assets and liabilities are reported at fair value on a nonrecurring basis in our consolidated balance sheets.  The following methods and assumptions were used to estimate the fair values:

Goodwill - Goodwill is tested annually at year end for impairment.  The first step of that process is to compare the fair value of the reporting unit to which goodwill has been assigned to the carrying amount of the associated net assets and goodwill.  Significant Level 3 inputs may be used in the determination of the fair value of the reporting unit, including present values of expected cash flows from operations.

When we are required to measure fair value, and there is not a market observable price for the asset or liability, or a market observable price for a similar asset or liability, we generally utilize an income valuation approach.  This approach utilizes management’s best assumptions regarding expectations of projected cash flows, and discounts the expected cash flows using a commensurate risk adjusted discount rate.  Such evaluations involve a significant amount of judgment since the results are based on expected future events or conditions, such as sales prices; estimates of future oil and gas production; development and operating costs and the timing thereof; economic and regulatory climates and other factors.  Our estimates of future net cash flows are inherently imprecise because they reflect management’s expectation of future conditions that are often outside of management’s control.  However, assumptions used reflect a market participant’s view of long-term prices, costs and other factors, and are consistent with assumptions used in our business plans and investment decisions.

Endeavour International Holding B.V.

(Debtor-in-Possession)

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

Note 22 – Derivative Instruments

We had oil and gas commodity derivatives and embedded derivatives related to debt instruments at December 31, 2014 and 2013.  The fair market value of these derivative instruments is included in our balance sheet as follows:

	December 31,
	2014	2013
Derivatives not designated as hedges:
Embedded derivatives related to debt instrument:
Other liabilities - long-term	$—	$(5,710)

The effect of the derivatives not designated as hedges on our results of operations was as follows:

	Year Ended December 31,
	2014	2013	2012
Derivatives not designated as hedges:
Oil and gas commodity derivatives:
Unrealized losses	$(7)	$—	$—
Realized losses	(175)	—	—

Embedded derivatives related to debt instrument:
Unrealized gains (losses)	$5,710	$(1,340)	$5,846

Note 23 – Commitments and Contingencies

General

The oil and gas industry is subject to regulation by federal, state and local authorities.  In particular, oil and gas production operations and economics are affected by environmental protection statutes, tax statutes and other laws and regulations relating to the petroleum industry.  We believe we are in compliance with all federal, state and local laws and regulations applicable to EIHBV and its properties and operations, the violation of which would have a material adverse effect on us or our financial condition.

Endeavour International Holding B.V.

(Debtor-in-Possession)

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

Commitments Related to Asset Retirement Obligations

We have entered into decommissioning security agreements related to abandonment liabilities for certain of our oil and gas properties.  Under these agreements, we are required to post security from time to time in the form of letters of credit, cash or other agreed-upon consideration.  Prior to entry into the LC Issuance Agreement on September 30, 2014 (see below), the commitments under these agreements were not recorded as liabilities, and fees and expenses related to these agreements were included in “Letter of credit fees” in other expenses on our Consolidated Statements of Operations.

Decommissioning Security Agreements

LC Issuance Agreement

On September 30, 2014, in conjunction with the Amended Term Loan Facility, the Company entered into an LC Issuance Agreement (the “LC Issuance Agreement”), pursuant to which Credit Suisse agreed to issue letters of credit for our account in the amount of approximately $100.2 million as of December 31, 2014.

The letters of credit secure decommissioning obligations in connection with certain of our U.K. Continental Shelf petroleum production.  The Company has collateralized its obligations under the LC Issuance Agreement and all letters of credit issued thereunder by posting cash collateral, which has been funded with the proceeds from the EIHBV Intercompany Loan.

The posted cash collateral balance of $100.2 million related to the LC Issuance Agreement as of December 31, 2014 is reflected as “Restricted cash, long-term portion” in our Consolidated Balance Sheets.  The liability related to the posted cash collateral is included as part of the $440 million EIHBV Notes.  The LC Issuance Agreement was entered into to replace the Combined Procurement Agreement.

As of December 31, 2014, we do not expect to begin decommissioning activities for the Alba field for many years.  The timing of decommissioning activities will be determined by the ultimate life of the reservoir, which is not expected to occur until 2029 or later.

Combined Procurement Agreement

On January 24, 2014, we entered into a letter of credit procurement agreement (the “Combined Procurement Agreement”) with an unaffiliated third party (“Payee”), where we agreed to reimburse the Payee for any expense incurred by it in connection with the posting of cash collateral to secure letters of credit issued for our account in the amount of approximately £78 million (approximately $130 million as of January 24, 2014, subsequently reduced as discussed below).  The letters of credit secured decommissioning obligations in connection with certain of our U.K. licenses.  The Combined Procurement Agreement was entered into to replace the LOC Procurement Agreement (see below) and a previous agreement related to the Alba field.

Endeavour International Holding B.V.

(Debtor-in-Possession)

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

Due to a change in the U.K. tax treatment for decommissioning, we amended our Decommissioning Securities Agreement for the Alba field.  The new tax law, which allows companies to treat decommissioning on an after-tax basis (including PRT), enabled us to reduce our current letter of credit amount.  Prior to entry into the LC Issuance Agreement, we had approximately $90 million in outstanding letters of credit securing decommissioning obligations under the Combined Procurement Agreement.

Under the Combined Procurement Agreement, we paid a quarterly fee computed at a rate of LIBOR plus 7.00% per year (provided that LIBOR shall equal at least 1.25% per year) on the aggregate balance of posted cash collateral.

Concurrent with our entry into the LC Issuance Agreement on September 30, 2014, the Combined Procurement Agreement was terminated, and we paid all outstanding interest and fees of $1.9 million and $2.4 million, respectively.

Procurement Agreement

On January 9, 2013, we entered into a LOC Procurement agreement (the “Procurement Agreement”) with an unaffiliated third party entity, which matures on July 9, 2014.  The Procurement Agreement was entered into in connection with the unaffiliated third party’s entry into a credit support arrangement with a providing bank.  Pursuant to this credit support arrangement, the third party pledged cash, contributed by one of our shareholders, to secure letters of credit in the amount of $33.0 million.  The letters of credit secure decommissioning obligations in connection with certain of our U.K. license agreements.

Under the Procurement Agreement, we agreed to:

•	reimburse the third party in the event that the letters of credit are drawn and the pledged cash must be paid to the letter of credit provider;
•

pay a quarterly fee computed at a rate of 9% per year on the outstanding amount of each letter of credit, along with an initial fee equal to 1% on the initial outstanding amount of each letter of credit;

•	pay a fee of 2% on the outstanding amount of each letter of credit upon termination; and
•	pay a fee of 0.65% per year on the aggregate balance of any outstanding letters of credit.

The Procurement Agreement contains customary representations, warranties and non-financial covenants.  EIC also issued warrants to purchase a total of 1,000,000 shares of its common stock at an exercise price of $7.31 per share to the investor.  The warrants expire on January 9, 2018 and are subject to customary anti-dilution provisions.

Concurrent with our entry into the Procurement Agreement, we terminated the IVRRH Reimbursement Agreement dated May 23, 2012, which secured letters of credit.  Upon termination of the IVRRH Reimbursement Agreement, we paid all outstanding and accrued fees

Endeavour International Holding B.V.

(Debtor-in-Possession)

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

totaling approximately $3.8 million.

Concurrent our entry into the Combined Procurement Agreement on January 24, 2014, the Procurement Agreement was terminated, and we paid all outstanding and accrued fees totaling approximately $0.2 million.

Reimbursement Agreements

During the second quarter of 2012, we entered into two reimbursement agreements related to abandonment liabilities for certain of our U.K. oil and gas properties.  Under these agreements, unaffiliated third parties pledged cash to secure letters of credit covering certain of our abandonment liabilities and we agreed to reimburse the pledged cash in the event that the letters of credit are drawn and pledged cash is utilized to satisfy the commitment.  We have no cash collateral associated with the reimbursement agreements and the commitments under the reimbursement agreements are not recorded as liabilities.  The associated abandonment obligations are recorded in other long-term liabilities as part of our asset retirement obligations.  Fees and expenses related to the reimbursement agreements are included in other expenses on our Consolidated Statements of Operations.

The first reimbursement agreement covered approximately $33 million and was related to our decommissioning obligations at the IVRRH, Renee and Rubie (collectively “IVRRH”) fields where we are currently paying certain asset retirement costs.  In connection with this reimbursement agreement, we issued warrants to purchase two million shares of our common stock, with an exercise price of $10.50 per share, to the investors.  With the execution of the Procurement Agreement, on January 10, 2013, we terminated the IVRRH Reimbursement Agreement and paid all outstanding and accrued fees totaling approximately $3.8 million.

The second reimbursement agreement covered approximately $120 million related to our decommissioning obligations for the Alba field (the “Alba Reimbursement Agreement”) and matures on June 30, 2014.  We paid a fee of 13% per year, payable quarterly, computed based on the outstanding amount of each letter of credit.  Our obligations under the Alba Reimbursement Agreement were secured on a pari passu basis with our obligations under the Revolving Credit Facility by a first lien on substantially all of our assets.  As of December 31, 2014, we do not expect to begin decommissioning activities for the Alba field for many years.  The timing of decommissioning activities will be determined by the ultimate performance and life of the reservoir, which is not expected to occur until 2029 or later.

With the execution of the Combined Procurement Agreement, on January 24, 2014, we terminated the Alba Reimbursement and paid all outstanding and accrued fees totaling approximately $122.0 million.

Endeavour International Holding B.V.

(Debtor-in-Possession)

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

Legal Proceedings

Refer to Note 3 - Voluntary Reorganization under Chapter 11 for information concerning the Bankruptcy Cases.

Operating Leases

At December 31, 2014, we have leases for office space and equipment with lease payments as follows:

2015	$319
2016	27
2017	—
2018	—
Thereafter	—

Note 24 – Segment and Geographic Information

We have determined we have one reportable operating segment being the acquisition, exploration and development of oil and gas properties.  Our operations are conducted in geographic areas as follows:

	2014		2013		2012
	Revenue	Long-lived Assets	Revenue	Long-lived Assets	Revenue	Long-lived Assets
United Kingdom	$309,303	$(2)	$329,296	$-	$207,181	$-
Other	—	—	—	-	—	-

Total	$309,303	$(2)	$329,296	$-	$207,181	$-

Note 25 – Subsequent Events

As a result of the recent decline in oil and gas prices and the implications on our liquidity and results of operations, EIC has had discussions with certain of its creditors and/or their advisors.  Following these discussions, on February 3, 2015, EIC filed a Notice of Adjournment of Confirmation Hearing with the Bankruptcy Court.  That notice discloses the delay of the Bankruptcy Court’s review and confirmation hearing regarding the RSA Plan.  A new date for

Endeavour International Holding B.V.

(Debtor-in-Possession)

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

the confirmation hearing has not yet been determined.  Subsequent to filing the Notice, EIC continued to have discussions with certain of its creditors and their advisors and the advisors to the Official Committee of Unsecured Creditors appointed by the Bankruptcy Court concerning the impact of such price declines on the RSA Plan and potential amendments thereto and to the RSA.

EIC has determined that as a result of this decline in commodity prices, the RSA Plan is not feasible and, accordingly, EIC will not continue to seek its confirmation.  See Note1 – General for additional information concerning the Bankruptcy Cases and potential defaults under the Amended Term Loan Facility and liquidity concerns.

Note 26 –  Supplemental Oil and Gas Disclosures (Unaudited)

Capitalized Costs Relating to Oil and Gas Producing Activities
	2014	2013
Proved	$935,557	$1,043,927
Unproved	-	295,083
Total capitalized costs	935,557	1,339,010

Accumulated depreciation, depletion and amortization	(501,894)	(355,366)

Net capitalized costs	$433,663	$983,644

Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities
	2014	2013	2012
Acquisition costs:
Proved	$—	$—	$143,004
Unproved	—	2,323	46,878
Exploration costs	18,976	39,202	46,730
Development costs	38,711	149,138	164,562
Total costs incurred	$57,687	$190,663	$401,174

Endeavour International Holding B.V.

(Debtor-in-Possession)

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

Results of Operations for Oil and Gas Producing Activities
	2014	2013	2012
Revenues	$309,303	$329,296	$207,181
Production expenses	82,504	98,045	51,568
DD&A	172,343	137,739	56,813
Impairment of oil and gas properties	405,159	—	—
Income tax expense (benefit)	(217,436)	57,977	61,256
Results of activities	$(133,267)	$35,535	$37,544

Oil and Gas Reserves

Proved reserves are estimated quantities of oil, gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods.  The reserve volumes presented are estimates only and should not be construed as being exact quantities.  These reserves may or may not be recovered and may increase or decrease as a result of our future operations and changes in economic conditions.  Our oil and gas reserves were audited by independent reserve engineers at December 31, 2014,  2013 and 2012.

Endeavour International Holding B.V.

(Debtor-in-Possession)

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

	2014	2013	2012
Proved Oil Reserves (mbbls):
Proved reserves at January 1,	12,340	13,733	4,060
Production	(2,564)	(3,017)	(1,994)
Purchases of reserves	—	—	11,071
Sales of reserves in place	—	—	—
Extensions and discoveries	—	—	1,992
Revisions of previous estimates	(3,813)	1,624	(1,396)
Proved reserves at December 31,	5,963	12,340	13,733
Proved Developed Reserves:	5,744	5,659	5,261

	2014	2013	2012
Proved Gas Reserves (mmcf):
Proved reserves at January 1,	55,398	56,901	50,723
Production	(6,253)	(1,194)	(91)
Purchases of reserves	—	—	1,409
Sales of reserves in place	—	—	—
Extensions and discoveries	—	—	473
Revisions of previous estimates	(24,962)	(309)	4,387
Proved reserves at December 31,	24,183	55,398	56,901
Proved Developed Gas Reserves:	24,183	18,384	3,147

	2014	2013	2012
Proved Reserves (mboe)(1):
Proved reserves at January 1,	21,573	23,217	12,514
Production	(3,606)	(3,216)	(2,009)
Extensions and discoveries	—	—	2,071
Purchase of proved reserves, in place	—	—	11,306
Sale of reserves	—	—	—
Revisions of previous estimates	(7,973)	1,572	(665)
Proved reserves at December 31,	9,994	21,573	23,217
Proved Developed Reserves:	9,775	8,723	5,785
(1)	Mboe is calculated as mbbls plus mmcf divided by 6.

Proved reserves decreased from 21.6 mmboe at December 31, 2013 to 10.0 mmboe at December 31, 2014.

Endeavour International Holding B.V.

(Debtor-in-Possession)

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

Revisions of previous estimates were primarily due to:

•

The transfer of 3.8 mmboe of PUD reserves to probable undeveloped reserves.  The decision to transfer these PUD reserves was based on uncertainties that exist around the financing required to develop these PUD reserves in a reasonable amount of time due to our filing of Chapter 11 under the Bankruptcy Code as well as our anticipated breach of our leverage covenant under our Amended Term Loan Facility which are further discussed in Note 3 – Voluntary Reorganization under Chapter 11.

•

The transfer of all PUD reserves related to our Columbus field of 1.8 mmboe were reclassified to contingent resources as of December 31, 2014 as a final offtake solution has not been determined and a revised the field development plan has not yet been approved.

Standardized Measure of Discounted Future Net Cash Flows

Future cash inflows and future production and development costs are determined by applying average 12-month pricing.  Oil, gas and condensate prices are escalated only for fixed and determinable amounts under provisions in some contracts.  Estimated future income taxes are computed using current statutory income tax rates where production occurs.  The resulting future net cash flows are reduced to present value amounts by applying a 10% annual discount factor.

At December 31, 2014 and 2013, the prices used to determine the estimates of future cash inflows were as follows:

	December 31,
	2014		2013
	Oil	Gas	Oil	Gas
	($/bbl)	($/mcf)	($/bbl)	($/mcf)
United Kingdom	98.72	8.10	104.45	10.38

Estimated future cash inflows are reduced by estimated future development, production, abandonment and dismantlement costs based on year-end cost levels, assuming continuation of existing economic conditions, and by estimated future income tax expense.  Income tax expense, both U.S. and foreign, is calculated by applying the existing statutory tax rates, including any known future changes, to the pretax net cash flows giving effect to any permanent differences and reduced by the applicable tax basis.  The effect of tax credits is considered in determining the income tax expense.

The standardized measure of discounted future net cash flows is not intended to present the fair market value of our oil and gas reserves.  An estimate of fair value would also take into account, among other things, the recovery of reserves in excess of proved reserves, anticipated future

Endeavour International Holding B.V.

(Debtor-in-Possession)

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

changes in prices and costs, an allowance for return on investment and the risks inherent in reserve estimates.

Standardized Measure of Discounted Future Net Cash Flows of Proved Reserves
	2014	2013
December 31,:
Future cash inflows	$778,119	$1,862,137
Future production costs	(282,945)	(571,347)
Future development costs	(357,373)	(593,958)
Future income tax expense	159,266	(133,495)

Future net cash flows (undiscounted)	297,067	563,337
Annual discount of 10% for estimated timing	(201,859)	43,152

Standardized measure of future net cash flows	$498,926	520,185

Principal Sources of Change in the Standardized Measure of Discounted Future Net Cash Flows
	2014	2013	2012
Standardized measure, beginning of period	$520,185	$498,978	$264,872
Net changes in prices and production costs	(137,124)	(33,792)	(33,520)
Future development costs incurred	88,117	140,436	172,462
Net changes in estimated future development costs	137,095	(132,092)	(193,359)
Revisions of previous quantity estimates	(390,832)	88,008	(56,525)
Extensions and discoveries	—	—	102,386
Accretion of discount	64,345	78,151	42,589
Changes in income taxes, net	152,102	104,891	(74,778)
Sale of oil and gas produced, net of production costs	(226,799)	(232,220)	(165,547)
Purchased reserves	—	—	457,033
Sales of reserves in place	—	(4,074)	(6,971)
Change in production, timing and other	291,837	11,899	(9,664)

Standardized measure, end of period	$498,926	$520,185	$498,978